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                           FERROFLUIDICS CORPORATION
                                40 SIMON STREET
                          NASHUA, NEW HAMPSHIRE 03061

                                                                October 26, 1999

Dear Stockholder:

     I am pleased to inform you that on October 20, 1999 Ferrofluidics Corporation (the "Company") and Ferrotec Corporation ("Ferrotec") entered into an Agreement and Plan of Merger pursuant to which Ferrotec Acquisition, Inc. ("Acquisition Sub"), a wholly owned subsidiary of Ferrotec, is commencing a cash tender offer for all of the outstanding shares of common stock of the Company at a price of $6.50 per share. Promptly following the completion of the tender offer, Acquisition Sub will be merged into the Company, and each of the outstanding shares of the Company's common stock (other than those owned by the Company or Ferrotec or any of their respective affiliates, and other than those owned by dissenting stockholders) will be converted into the right to receive $6.50 in cash per share. Your Board of Directors has unanimously approved the tender offer and the merger and declared each of them advisable and unanimously recommends that the Company's stockholders tender their shares of common stock in the tender offer. In arriving at this decision, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other factors, the Board considered the opinion dated October 14, 1999 of Advest, Inc., the Company's financial advisor, which provides that, based upon and subject to the matters set forth in the opinion, the cash consideration to be received by the Company's stockholders pursuant to the tender offer and the merger is fair from a financial point of view to such stockholders.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is Ferrotec's Offer to Purchase, dated October 26, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions regarding how to tender your shares. I urge you to read the enclosed materials carefully.

     Your Board of Directors believes that the proposed acquisition of the Company by Ferrotec is fair to and in the best interests of the Company's stockholders.

                                          Sincerely,

                                          /s/ Paul F. Avery, Jr.
                                          Paul F. Avery, Jr.
                                          President and Chief Executive Officer